UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 29, 2006

Behringer Harvard Opportunity REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51961**	**20-1862323**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**15601 Dallas Parkway, Suite 600, Addison, Texas
75001**

(Address of principal executive offices)

(Zip Code)

(866) 655-1620

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.03   Material Modification to Rights of Security Holders.

At the Company's annual meeting of stockholders held on June 29, 2006 (the "Annual Meeting"), the Company's common stockholders approved amendments to Article XIII of the Company's Articles of Amendment and Restatement (the "Charter"). Pursuant to such amendments to the Charter, the Company's Board of Directors will no longer have the power to approve, without stockholder approval, mergers of the Company with or into a subsidiary, even when 90% or more of such subsidiary's stock is owned by the Company, mergers in which the Company is the successor entity, or transfers of all or substantially all of the Company's assets to a wholly-owned subsidiary.

Prior to the approval of the amendments to the Charter, under Sections 13.1, 13.2 and 13.3 of the Charter, subject to certain restrictions and limitations set forth in the Charter, the Company's Board of Directors was required to obtain stockholder approval in order to amend the Charter, effect a reorganization of the company, or engage in a merger, consolidation or sale of all or substantially all of the Company's assets, *except as permitted by law*. Thus, under the Charter and the Maryland General Corporation Law (the "MGCL"), the Company's Board of Directors was permitted to take the following actions without stockholder approval:

1. pursuant to Section 2-605(a) of the MGCL, amend the Charter to (i) change the name of the company or (ii) change the name or other designation or the par value of any class or series of stock of the company and the aggregate par value of the stock of the company;

2. pursuant to Section 3-106(a) of the MGCL, merge a 90% or more owned subsidiary of the company with or into the company, provided that (i) the charter of the successor is not amended in the merger other than to change the name of the entity, the name or other designation or the par value of any class or series of its stock, or the aggregate par value of its stock, and (ii) the contract rights of any stock of the successor issued in the merger in exchange for stock of the other corporation participating in the merger are identical to the contract rights of the stock for which the stock of the successor was exchanged;

3. pursuant to Section 3-105(a)(5) of the MGCL, approve a merger of the company (i) which does not reclassify or change the terms of any class or series of stock outstanding immediately before the merger becomes effective or otherwise amend the company's Charter and (ii) in which the number of shares of stock of any class or series outstanding immediately after the effective time of the merger does not increase by more than 20% of the number of shares of such class or series outstanding immediately before the merger becomes effective; and

4. pursuant to Section 3-104(a)(4) of the MGCL, transfer all or substantially all of the assets of the company to one or more persons if all of the equity interests of such person or persons are owned, directly or indirectly, by the company.

The amendments to the Charter take away the Board of Directors' power to take any of the actions set forth in items 2 through 4 above without stockholder approval. The amendments to the Charter have no effect on the Board of Directors' power to take the actions set forth in item 1 above without stockholder approval.

The amendments to the Charter also clarify in Section 13.2 that stockholder approval will be required for the company to effect a reorganization where all or substantially all of the company's assets are transferred to a successor entity. The amendments to the Charter do not require stockholder approval in order for the Board of Directors to cause the company to transfer less than all or substantially all of the company's assets to a successor entity under Section 13.2 of the Charter.

The foregoing description of the amendments to the Charter is qualified in its entirety by reference to the Articles of Amendment to the Articles of Amendment and Restatement, as approved by the common stockholders of the Company on June 29, 2006 and filed with the Maryland Department of Assessments and Taxation on June 30, 2006, which have been filed as Exhibit 3.1(a) to this Form 8-K and are incorporated herein as follows.

Item 8.01   Other Events.

On June 29, 2006, the Company's Board of Directors declared distributions payable to the common stockholders of record each business day of the period commencing July 1, 2006 and ending September 30, 2006. The declared distributions will equal a daily amount of $.0005479 per share of common stock, which is equivalent to an annual distribution rate of two percent (2.0%) assuming the share was purchased for $10.00. A portion of each distribution is expected to constitute return of capital for tax purposes. Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month. On July 6, 2006, the Company issued a press release regarding the distributions declared by the Board of Directors. A copy of the press release has been filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference.

At the Annual Meeting, the stockholders re-elected all of the members of the Company's Board of Directors by over 99% of the stockholders voting. The five members of the Board of Directors, Robert M. Behringer, Robert S. Aisner, Barbara C. Bufkin, Robert J. Chapman and Steven J. Kaplan, were elected to serve for a term ending at the 2007 annual meeting of stockholders, and each will continue in office until his or her successor has been elected and qualified, or until his or her earlier death, removal, resignation or retirement.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits.

3.1(a)   Articles of Amendment to Articles of Amendment and Restatement of Behringer Harvard Opportunity REIT I, Inc.

99.1   Press Release dated July 6, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEHRINGER HARVARD OPPORTUNITY REIT I, INC.

Dated: July 6, 2006   By: /s/ Gerald J. Reihsen, III
                                       Gerald J. Reihsen, III
                                       Executive Vice President – Corporate
                                       Development & Legal